FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated June 7, 2005 (“Airtel Introduces the Globally Acclaimed BlackBerry 7100g in India")

News Release dated June 7, 2005 (“EADS and RIM Join Forces to Deliver BlackBerry to Government Organizations in Europe")

Page No 3 3

Document 1

June 7, 2005

FOR IMMEDIATE RELEASE

Airtel Introduces the Globally Acclaimed BlackBerry 7100g in India

New Delhi and Waterloo, ON — Airtel, India’s leading mobile service provider and Research In Motion (Nasdaq: RIMM; TSX: RIM) today introduced the globally acclaimed, BlackBerry 7100g™ business phone in India. Another first from Airtel in India, this innovative business phone is the result of years of research and development by Research In Motion and incorporates SureType™ keyboard technology with the best combined wireless phone, e-mail & data experience for users who prefer a traditional ‘candy bar’ handset design. Airtel’s widening portfolio of BlackBerry® products will help in expanding the adoption of BlackBerry in India.

The BlackBerry 7100g from Airtel is a breakthrough innovation that packs all the benefits of BlackBerry into a traditional ‘candy bar’ phone design. The BlackBerry 7100g combines a full featured quad-band mobile phone that includes Bluetooth® support and speakerphone with push-based wireless email, text messaging, web browser and personal organizer applications — all on a large and bright, high-resolution color screen. The BlackBerry 7100g has been developed for active mobile professionals who want to manage their work wherever they are and also keep in touch with family, friends and the latest news using an all-in-one handset.

Announcing the launch of the BlackBerry 7100g in India, Mr. Atul Bindal, Director & Chief Marketing Officer, Bharti Cellular Limited, said, “Airtel is the first and only service provider in India to offer BlackBerry. BlackBerry has been well received by both Airtel’s prosumer and enterprise customers. The launch of the BlackBerry 7100g will catalyze further growth of BlackBerry in India as it gives customers more choice and meets their mobile lifestyle needs and preferences.”

According to Don Morrison Chief Operating Officer, at Research In Motion, “The BlackBerry 7100g and its innovative SureType keyboard technology delivers a compelling phone and messaging experience in a sleek and stylish design. Airtel’s strong technical and service capabilities add significant value and we think the combined offering will be very appealing to customers looking to upgrade from their existing mobile phone.”

The BlackBerry 7100g incorporates SureType™, an innovative keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.. The BlackBerry 7100g allows four hours talk time and eight days standby time and features quad-band support (850/900/1800/1900 MHz).

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and many popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange, IBM Lotus Domino and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

-more-

Airtel currently offers three models in India – the BlackBerry 7730™, the BlackBerry 7230™ and the BlackBerry 6230™. Within 8 months of launching BlackBerry in India, premier clients in India include Ernst & Young, GE Capital, HSBC Bank, Wipro Technologies, Standard Chartered Bank, Infosys, Siemens, Gillette India, Star TV, Morgan Stanley, McKinsey & Company, Master Card, Hewitt, Johnson & Johnson among other large organizations.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Bharti

Bharti Tele-Ventures is one of India’s leading private sector provider of telecommunications services with an aggregate of 12.26 million customers as of end of April ‘05, consisting of approximately 11.39 million mobile customers. The company is the only operator to provide mobile services in all the 23 circles in India. The company also provides telephone services and Internet access over DSL in 14 circles. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

Media Contact:
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

June 6, 2005

FOR IMMEDIATE RELEASE

EADS and RIM Join Forces to Deliver BlackBerry to Government Organizations in Europe

Amsterdam, Netherlands and Waterloo, Canada – EADS and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have agreed to form a strategic alliance focused on delivering localized wireless data solutions to government organizations across Europe. The companies began working together earlier this year with an initial focus on achieving security certification of the BlackBerry® wireless platform for use within the Government of France.

BlackBerry is already the leading wireless data solution for government agencies in North America, and RIM is expanding its efforts with government customers around the world. Individual countries typically set their own specific requirements and processes to certify communications technologies for government use; and EADS and RIM intend to work closely to achieve localized certifications of BlackBerry in a range of government sectors throughout Europe.

“Government customers are a strategic focus for RIM and we are very pleased to be working with EADS to address the localized security requirements of government organizations in Europe,” said Mike Lazaridis, President and Co-CEO at RIM. “EADS has tremendous credentials and respect within security communities in Europe and we believe this alliance will be welcomed by both government and corporate customers who are eager to deploy the BlackBerry wireless platform to enhance operations, productivity and responsiveness.”

“Wireless data technologies represent one of the most significant strategic IT opportunities available today for government and corporate organizations alike and EADS looks forward to expanding our efforts with RIM to help customers mobilize their organizations. We will bring to the table our technology and our market know-how with defence and homeland security customers”, said Tom Enders, CEO of the Defence and Security Systems Division (DS) and member of the EADS Board of Directors.

The collaboration between EADS and RIM has already enabled significant progress toward satisfying European government requirements. EADS Corporate Research Center recently completed an extensive security review and RIM has addressed all requirements presented by EADS to date. The companies plan to continue working together to complete the government security certification processes.

“The collaboration of EADS Corporate Research Center with RIM has been outstanding and mutually beneficial,” added Jean-Louis Gergorin, Head of EADS Strategic Coordination and member of the EADS Executive Committee. “We will continue to work with RIM to enhance security features and ensure our customers’ strict security requirements continue to be satisfied as technologies evolve.”

BlackBerry allows government employees to stay connected with secure, wireless access to email, data, phone, web and organizer features, and helps employees respond quicker and make decisions faster. The end results for government agencies can include an increase in knowledge sharing, a stronger connection to constituents and more efficient and adaptive processes. BlackBerry is already widely used by government personnel, and the government sector currently accounts for approximately ten percent of all BlackBerry subscribers.

About EADS

EADS is a global leader in aerospace, defence and related services. In 2004, EADS generated revenues of € 31.8 billion and employed a workforce of about 110,000. The EADS Group includes the aircraft manufacturer Airbus, the world’s largest helicopter supplier Eurocopter and the joint venture MBDA, the international leader in missile systems. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is the largest industrial partner for the European satellite navigation system Galileo.

EADS Defence and Security Systems, with revenues of about € 5.4 billion in 2004 and roughly 24,000 employees across ten nations, forms the defence pole within EADS. It offers integrated systems solutions to the new challenges confronting armed forces and homeland security units. It is active in the areas of military aircraft, missile systems, Intelligence, Surveillance and Reconnaissance (ISR) systems with manned and unmanned aerial vehicles (UAVs), battlefield management systems, defence electronics, sensors and avionics, related services, and secure mobile communications.

EADS Corporate Research Center (CRC), now including its newly established IT-security laboratory, is a global network of research sites serving EADS needs and enabling leverage of technology acquisition through leading edge partnerships. It is one of the pillars of EADS Innovation through Research & Technology.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
EADS
Rainer Ohler
+49 89 60 73 42 35

Patrice Kreis
+33 1 4224 2063

Miguel Sanchez
+34 91 585 7788

RIM
Europe:
Hotwire PR for RIM
+44 207 608 2500

North America:
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637

RIM Investor Contact:
RIM Investor Relations
+1 519. 888. 7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 7, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance